Exhibit 99.1

Draganfly’s Health Safety Program Selected by The University of Alabama at Birmingham

Draganfly’s Varigard pathogen and surface sanitizer spray will be implemented at the University of Alabama at Birmingham ahead of Fall 2021 Commencement ceremonies

Los Angeles, CA. December 9, 2021 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly’’ or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce that the University of Alabama at Birmingham (“UAB”) will be implementing Draganfly’s Varigard pathogen and surface sanitizer spray at its on-campus arena ahead of its Fall 2021 Commencement ceremonies.

Draganfly’s Varigard pathogen and surface spray provides a one-of-a-kind, revolutionary organic sanitizer that is capable of up to 24-hour pathogen sequestration and kill-efficacy. Delivered using Draganfly’s patented drone technology, the spray is a crucial part of the Company’s Vital Intelligence health and safety solution, which is able to screen, detect, assess, protect and provide continuous action against the potential threat of infectious diseases, including COVID-19. UAB’s Bartow Arena will be sprayed ahead of commencement sessions on December 10 and 11, 2021.

Known for its innovative and interdisciplinary approach to education at both the graduate and undergraduate levels, the University of Alabama at Birmingham, a part of the University of Alabama System, is an internationally renowned research university and academic medical center. UAB consistently exceeds US$600 million in annual research awards and totaled almost US$850 million last year, including one-time COVID-related funding.

UAB is Alabama’s largest single employer, with more than 26,000 employees, and was named America’s Best Large Employer by Forbes in 2021. The institution’s annual economic impact on the state exceeds US$7 billion each year.

“Students deserve to feel safe as they celebrate their academic accomplishments with loved ones. It’s an honor to work with the UAB team to implement Draganfly’s Varigard pathogen and surface sanitizer spray at Bartow Arena. Crossing the stage and receiving your degree or diploma is a very special moment. We want families to properly enjoy it,” said Cameron Chell, CEO of Draganfly.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 20 years, Draganfly is an award-winning, industry-leader serving the public safety, agriculture, industrial inspections, security, mapping and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

About UAB

Known for its innovative and interdisciplinary approach to education at both the graduate and undergraduate levels, the University of Alabama at Birmingham, a part of the University of Alabama System, is an internationally renowned research university and academic medical center. UAB consistently exceeds $600 million in annual research awards and totaled almost $850 million last year, including one-time COVID-related funding. UAB is Alabama’s largest single employer, with more than 26,000 employees, and was named America’s Best Large Employer by Forbes in 2021. The institution’s annual economic impact on the state exceeds $7 billion each year. The pillars of UAB’s mission include education, research, innovation and economic development, community engagement and patient care. Learn more at www.uab.edu.

Media Contact

Savannah Koplon

Phone: 205-641-1211

Email: skoplon@uab.edu

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, ”intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to implementation of Draganfly’s Varigard pathogen and surface sanitizer spray. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.